RANBAXY

CORPORATE OFFICE: PLOT NO. 90, SECTOR-32, GURGAON-122001 (HARYANA), INDIA
PHONE: +91-124-4135000 FAX: +91-124-4106490

10015284

SEC:SE
February 10, 2010

By Air Mail

Securities & Exchange Commission,
Division of Corporate Finance,
Office of International, Corporate Finance,
450, Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

RECEIVED
2010 FEB 25 P 4:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir,

Sub: i. Listing Application
ii. Form No. 2 – Return of Allotment

Re: 123g3-2(b) EXEMPTION – FILE 82-3821

Enclosed please find the copies of the following documents:

Sr. No.	Listing Application/ Form No. 2/ Annual Return	Particulars
1.	Listing Application	Filed with Stock Exchanges for Listing of 105,888 Equity Shares of Rs. 5 each allotted on 13.01.2010 under Employees Stock Option Schemes.
2.	Form No. 2- Return of Allotment	Filed with Registrar of Companies – 105,888 Equity Shares of Rs. 5 each allotted on 13.01.2010 under Employees Stock Option Schemes

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD

(S.K. PATAWARI)
COMPANY SECRETARY

Encl.: a/a.

dlw 3/1

Appendix XIII
LISTING APPLICATION
(By Listing Companies for Further Issues)

1. Name of Company	**RANBAXY LABORATORIES LTD**
2. New Issue of Capital. (a) Date of issue (b) Number of shares (c) Proportion in which bonus issue Allotted of shareholders	NOT APPLICABLE
3. New Issue- (a) Date of Issue (b) Number of shares (c) Issue Price (d) Proportion in which right shares Offered against existing shares. (e) Number of right shares allotted to Shares holders or their nominees.	 13.01.2010 1,05,888 Equity Shares of Rs.5/ each As per statement attached.
4. New Issue of Capital- ADDITIONAL SHARES (a) Number of shares applied for by Shareholders over and above Entitled shares. (b) Number of additional shares Allotted. (c) Basis of Allotment	NOT APPLICABLE
5. New Issue of Capital- RIGHT SHARES NOT APPLIED FOR BY OR NEW ISSUE NOT OFFERED TO SHAREHOLDERS (a) State whether Prospectus or Statement in lieu of Prospectus filed With Registrar. (b) Issue Price (c) Shares offered by the company for Public subscription (i) Number of shares allotted (ii) Dates from and upto which list kept open for public Subscription. (iii) Number of shares applied for By (a) Public other than directors And underwriters or their Nominees. (b) Directors (c) underwriters and their (d) nominees (iv) Number of shares allotted to- (a) Public other than directors	NOT APPLICABLE

And underwriters or their Nominees. (b) directors	
© Underwriters and their Nominees. (v) Largest number of shares Applied for and allotted to any applicant. (vi) Basis of allotment. (d) Shares not offered by the Company Public subscription. (i) Number of shares not offered (ii) Placing-number (a) Retained by Company's underwriters and official brokers. (b) placed with clients of Company's underwriters & Official brokers. (c) placed with market. (iii) Allotted with a view to offer for Sale. (iv) Otherwise allotted. (please given detailed particulars)	
6. Offer for Sale of Shares otherwise than By the Company. (a) State whether Prospectus or Statement in lieu of Prospects filed With Registrar (b) Price at which shares offered for Sale. (c) Shares offered for sale or the public; (i) Number of share offered (ii) Dates from and upto which list kept open for public subscription. (iii) Number of shares applied for By- (a) Public other than Directors and under Writers of their nominees (b) directors (c) underwriters & their nominees (iv) Number of shares allotted to- (a) Public other than Directors and underwriters of their	NOT APPLICABLE

RANBAXY LABORATORIES LIMITED GURGAON

Nominees. (b) directors (c) underwriters & their nominees (v) Largest number of shares applied for and allocated to any applicant. (vi) Basis of allocation	
(d) Shares not offered by the Company for Public subscription : (i) Number of shares not offered (ii) Number of shares allocated to directors (iii) Placing-Number (a) retained by underwriters and official brokers (b) placed with clients offers, underwriters & Official brokers. (c) Placed with market	
(e) Particulars of any commission, brokerage, discount or other special terms granted to any persons in connection with the issue. (f) When shares offered at a premium which has not accrued to the Company state- (i) reasons therefor (ii) to whom the premium has accrued (iii) amount of such premium	Not applicable
7. Registration of Transfers- Date on and from which Company's Transfer Books are or will open for registering transfers of new shares.	From the date of allotment

FOR RANBAXY LABORATORIES LTD

Date: January 20, 2010

(S.K. PATAWARI)
COMPANY SECRETARY

Annexure- A

Issue price :

1,05,888 Equity Shares :

a) Rs. 336.50 per share

4691 Equity Shares (inclusive of 1759 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

b) Rs. 297.50 per share

3669 Equity Shares (inclusive of 1375 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

c) Rs. 372.50 per share

13711 Equity Shares (inclusive of 5139 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

d) Rs. 283.50 per share

30743 Equity Shares

e) Rs. 496.00 per share

1200 Equity Shares

f) Rs. 392.00 per share

19865 Equity Shares

g) Rs. 430.00 per share

7665 Equity Shares

h) Rs. 391.00 per share

21644 Equity Shares

i) Rs. 216.00 per share

2700 Equity Shares

105888

RANBAXY LABORATORIES LIMITED * GURGAON

FORM 2

Return of allotment

[Pursuant to section 75(1) of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1.(a)* Corporate identity number (CIN) of company: L24231PB1961PLC003747 [Pre - Fill]

(b) Global location number (GLN) of company:

2.(a) Name of the company: RANBAXY LABORATORIES LTD

(b) Address of the registered office of the company:
A-11, INDUSTRIAL AREA,SAS NAGAR, MOHALI, ROPAR
Punjab
INDIA
160055

(c) *e-mail ID of the company: secretarial@ranbaxy.com

3.Shares allotted payable in cash

Number of allotments: 4

Date of allotment: 13/01/2010 (DD/MM/YYYY)

Kind of Shares	Preference	☑ Equity
Brief particulars in respect of terms and conditions, voting rights etc. of shares		Please refer Annexure - I
Number of shares allotted		19865
Nominal amount per share (in Rs.)		5.00
Total nominal amount (in Rs.)		99325
Amount paid per share on application (excluding premium) (in Rs.)		5.00
Total amount paid on application (excluding premium) (in Rs.)		99325
Amount due and payable per share on allotment (excluding premium) (in Rs.)		0.00
Total amount paid on allotment (excluding premium) (in Rs.)		0.00
Premium amount per share due and payable (if any) (in Rs.)		387.00
Total premium amount due and payable (if any) (in Rs.)		7687755
Premium amount paid per share (if any) (in Rs.)		387.00
Total premium amount paid (if any) (in Rs.)		7687755
Amount of discount per share (if any) (in Rs.)		0.00
Total discount amount (if any) (in Rs.)		
Amount to be paid on calls per share (if any) (excluding premium) (in Rs.)		0.00
Total amount to be paid on calls (if any) (excluding premium) (in Rs.)		0.00

II Date of allotment 13/01/2010 (DD/MM/YYYY)

Kind of Shares	☐ Preference	☑ Equity
Brief particulars in respect of terms and conditions, voting rights etc. of shares		Please refer Annexure - I
Number of shares allotted		7665
Nominal amount per share (in Rs.)		5.00
Total nominal amount (in Rs.)		38325
Amount paid per share on application (excluding premium) (in Rs.)		5.00
Total amount paid on application (excluding premium) (in Rs.)		38325
Amount due and payable per share on allotment (excluding premium) (in Rs.)		0.00
Total amount paid on allotment (excluding premium) (in Rs.)		0.00
Premium amount per share due and payable (if any) (in Rs.)		425.00
Total premium amount due and payable (if any) (in Rs.)		3257625
Premium amount paid per share (if any) (in Rs.)		425.00
Total premium amount paid (if any) (in Rs.)		3257625
Amount of discount per share (if any) (in Rs.)		0.00
Total discount amount (if any) (in Rs.)		
Amount to be paid on calls per share (if any) (excluding premium) (in Rs.)		0.00
Total amount to be paid on calls (if any) (excluding premium) (in Rs.)		0.00

III Date of allotment 13/01/2010 (DD/MM/YYYY)

Kind of Shares	☐ Preference	☑ Equity
Brief particulars in respect of terms and conditions, voting rights etc. of shares		Please refer Annexure - I
Number of shares allotted		21644
Nominal amount per share (in Rs.)		5.00
Total nominal amount (in Rs.)		108220
Amount paid per share on application (excluding premium) (in Rs.)		5.00
Total amount paid on application (excluding premium) (in Rs.)		108220
Amount due and payable per share on allotment (excluding premium) (in Rs.)		0.00
Total amount paid on allotment (excluding premium) (in Rs.)		0.00
Premium amount per share due and payable (if any) (in Rs.)		386.00
Total premium amount due and payable (if any) (in Rs.)		8354584
Premium amount paid per share (if any) (in Rs.)		386.00
Total premium amount paid (if any) (in Rs.)		8354584
Amount of discount per share (if any) (in Rs.)		0.00
Total discount amount (if any) (in Rs.)		
Amount to be paid on calls per share (if any) (excluding premium) (in Rs.)		0.00
Total amount to be paid on calls (if any) (excluding premium) (in Rs.)		0.00

IV Date of allotment 13/01/2010 (DD/MM/YYYY)

Kind of Shares	☐ Preference	☑ Equity
Brief particulars in respect of terms and conditions, voting rights etc. of shares		Please refer Annexure - I
Number of shares allotted		2700
Nominal amount per share (in Rs.)		5.00
Total nominal amount (in Rs.)		13500
Amount paid per share on application (excluding premium) (in Rs.)		5.00
Total amount paid on application (excluding premium) (in Rs.)		13500
Amount due and payable per share on allotment (excluding premium) (in Rs.)		0.00
Total amount paid on allotment (excluding premium) (in Rs.)		0.00
Premium amount per share due and payable (if any) (in Rs.)		211.00
Total premium amount due and payable (if any) (in Rs.)		569700
Premium amount paid per share (if any) (in Rs.)		211.00
Total premium amount paid (if any) (in Rs.)		569700
Amount of discount per share (if any) (in Rs.)		0.00
Total discount amount (if any) (in Rs.)		
Amount to be paid on calls per share (if any) (excluding premium) (in Rs.)		0.00
Total amount to be paid on calls (if any) (excluding premium) (in Rs.)		0.00

4.Shares allotted for consideration otherwise than in cash

Number of allotments ☐

Date of allotment ☐ (DD/MM/YYYY)

Kind of Shares	☐ Preference	☐ Equity
Brief particulars in respect of terms and conditions, voting rights etc. of shares		
Number of shares allotted		
Nominal amount per share (in Rs.)		
Total nominal amount (in Rs.)		
Amount to be treated as paid-up on each share (in Rs.)		
Premium amount per share (if any) (in Rs.)		
Total premium amount (if any) (in Rs.)		
Amount of discount per share (if any) (in Rs.)		
Total discount amount (if any) (in Rs.)		
The consideration for which such shares have been allotted		
(a) Property and assets acquired Description		
Amount (in Rs.)		
(b) Goodwill Description		
Amount (in Rs.)		
(c) Services (give nature of services) Description		
Amount (in Rs.)		
(d) Other items (to be specified) Description		
Amount (in Rs.)		

Whether an agreement or contract is executed in writing for alloting shares for consideration otherwise than in cash ◯ Yes ◯ No

5. Bonus shares issued

(a) Date of allotment | | (DD/MM/YYYY)

(b) Number of bonus shares | |

(c) Nominal amount per share (in Rs.) | |

(d) Amount to be treated as paid up per share (in Rs.) | |

6. Capital structure of the company after taking into consideration the above allotment(s)

(a) *Authorised capital of the company (in Rs.) 3,000,000,000.00

Break up of Authorised capital

*Number of equity shares	598000000	Total amount of equity shares (in Rs.)	2,990,000,000.00
Nominal amount per equity share	5		
*Number of preference shares	100000	Total amount of preference shares (in Rs.)	10,000,000.00
Nominal amount per preference share	100		
Number of unclassified shares		Total amount of unclassified shares (in Rs.)	

(b) *Issued capital of the company (in Rs.) 2,102,616,230.00

Break up of Issued capital

*Number of equity shares	420523246	Total amount of equity shares (in Rs.)	2,102,616,230.00
Nominal amount per equity share	5		
*Number of preference shares	0	Total amount of preference shares (in Rs.)	
Nominal amount per preference share			

(c) *Subscribed capital of the company (in Rs.) 2,102,616,230.00

Break up of Subscribed capital

*Number of equity shares	420523246	Total amount of equity shares (in Rs.)	2,102,616,230.00
Nominal amount per equity share	5		
*Number of preference shares	0	Total amount of preference shares (in Rs.)	
Nominal amount per preference share			

(d) * Paid up capital of the company (in Rs.) 2,102,616,230.00

Break up of Paid up capital

*Number of equity shares	420523246	Total amount of equity shares (in Rs.)	2,102,616,230.00
Nominal amount per equity share	5		
*Number of preference shares	0	Total amount of preference shares (in Rs.)	
Nominal amount per preference share			

7. (a) Date of passing the special resolution authorising issue under section 81 | 29/06/2000 | (DD/MM/YYYY)

(b) Service request number (SRN) of Form 23 | Z99999999

8. *Whether complete list of allottees has been enclosed as attachment
In case No, then submit the details of all the allottees in a CD seperately
(●) Yes ( ) No

Attachments

1. Copy of the resolution authorising the issue of bonus shares [Attach]
2. *List of allottees (separate list for each allotment, refer instruction kit for format) [Attach]
3. Copy of the resolution for the issue of shares at a discount with a copy of the order of the Central Government [Attach]
4. Copy of the contract or agreement, if any, for allotement of share for consideration otherwise than in cash [Attach]
5. Copy of Board or shareholders' resolution [Attach]
6. Optional attachment(s) - if any [Attach]

List of attachments

- List of Allottees-51874.pdf
- Resolution ESOPs Allotment dt. 13.01.10.pdf
- Annexure-I (51874).pdf
- AGM-RES-2000.pdf
- AGM Res.2003.pdf
- AGM-2005.pdf

[Remove attachment]

Verification

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.

I have been authorised by the Board of directors' resolution number * 39 dated * 19/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing Director or director or manager or secretary of the company — Sushil Kumar Patawari

*Designation: Secretary

*Director identification number of the director or Managing Director; or Income-tax permanent account number(Income-tax PAN) of the manager; or Membership number, if applicable or income-tax PAN of the secretary (secretary of a company who is not a member of ICSI, may quote his/ her income-tax PAN): A3151

Certificate

It is hereby certified that I have verified the above particulars (including attachment(s)) from the records of

RANBAXY LABORATORIES LTD

and found them to be true and correct. I further certify that all required attachment(s) have been completely attached to this form.

( ) Chartered accountant (in whole-time practice) or ( ) Cost accountant (in whole-time practice) or

(●) Company secretary (in whole-time practice) — NITYANAND SINGH 713505

*Whether associate or fellow ( ) Associate (●) Fellow

*Membership number or certificate of practice number: 2388

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Confirm submission]

FORM 2

Return of allotment

[Pursuant to section 75(1) of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1.(a)* Corporate identity number (CIN) of company: L24231PB1961PLC003747 — Pre - Fill

(b) Global location number (GLN) of company:

2.(a) Name of the company: RANBAXY LABORATORIES LTD

(b) Address of the registered office of the company:
A-11, INDUSTRIAL AREA,SAS NAGAR, MOHALI, ROPAR
Punjab
INDIA
160055

(c) *e-mail ID of the company: secretarial@ranbaxy.com

3.Shares allotted payable in cash

Number of allotments: 5

Date of allotment: 13/01/2010 (DD/MM/YYYY)

Kind of Shares	☐ Preference	☑ Equity
Brief particulars in respect of terms and conditions, voting rights etc. of shares		Please refer Annexure -I
Number of shares allotted		4691
Nominal amount per share (in Rs.)		5.00
Total nominal amount (in Rs.)		23455
Amount paid per share on application (excluding premium) (in Rs.)		5.00
Total amount paid on application (excluding premium) (in Rs.)		23455
Amount due and payable per share on allotment (excluding premium) (in Rs.)		0.00
Total amount paid on allotment (excluding premium) (in Rs.)		0.00
Premium amount per share due and payable (if any) (in Rs.)		205.31
Total premium amount due and payable (if any) (in Rs.)		963121
Premium amount paid per share (if any) (in Rs.)		205.31
Total premium amount paid (if any) (in Rs.)		963121
Amount of discount per share (if any) (in Rs.)		0.00
Total discount amount (if any) (in Rs.)		
Amount to be paid on calls per share (if any) (excluding premium) (in Rs.)		0.00
Total amount to be paid on calls (if any) (excluding premium) (in Rs.)		0.00

II Date of allotment 13/01/2010 (DD/MM/YYYY)

Kind of Shares	Preference	✓ Equity
Brief particulars in respect of terms and conditions, voting rights etc. of shares		Please refer Annexure -I
Number of shares allotted		3669
Nominal amount per share (in Rs.)		5.00
Total nominal amount (in Rs.)		18345
Amount paid per share on application (excluding premium) (in Rs.)		5.00
Total amount paid on application (excluding premium) (in Rs.)		18345
Amount due and payable per share on allotment (excluding premium) (in Rs.)		0.00
Total amount paid on allotment (excluding premium) (in Rs.)		0.00
Premium amount per share due and payable (if any) (in Rs.)		180.94
Total premium amount due and payable (if any) (in Rs.)		663860
Premium amount paid per share (if any) (in Rs.)		180.94
Total premium amount paid (if any) (in Rs.)		663860
Amount of discount per share (if any) (in Rs.)		0.00
Total discount amount (if any) (in Rs.)		
Amount to be paid on calls per share (if any) (excluding premium) (in Rs.)		0.00
Total amount to be paid on calls (if any) (excluding premium) (in Rs.)		0.00

III Date of allotment 13/01/2010 (DD/MM/YYYY)

Kind of Shares	Preference	Equity ✓
Brief particulars in respect of terms and conditions, voting rights etc. of shares		Please refer Annexure -I
Number of shares allotted		13711
Nominal amount per share (in Rs.)		5.00
Total nominal amount (in Rs.)		68555
Amount paid per share on application (excluding premium) (in Rs.)		5.00
Total amount paid on application (excluding premium) (in Rs.)	•	68555
Amount due and payable per share on allotment (excluding premium) (in Rs.)		0.00
Total amount paid on allotment (excluding premium) (in Rs.)		0.00
Premium amount per share due and payable (if any) (in Rs.)		227.81
Total premium amount due and payable (if any) (in Rs.)		3123536
Premium amount paid per share (if any) (in Rs.)		227.81
Total premium amount paid (if any) (in Rs.)		3123536
Amount of discount per share (if any) (in Rs.)		0.00
Total discount amount (if any) (in Rs.)		
Amount to be paid on calls per share (if any) (excluding premium) (in Rs.)		0.00
Total amount to be paid on calls (if any) (excluding premium) (in Rs.)		0.00

IV Date of allotment 13/01/2010 (DD/MM/YYYY)

Kind of Shares	☐ Preference	☑ Equity
Brief particulars in respect of terms and conditions, voting rights etc. of shares		Please refer Annexure -I
Number of shares allotted		30743
Nominal amount per share (in Rs.)		5.00
Total nominal amount (in Rs.)		153715
Amount paid per share on application (excluding premium) (in Rs.)		5.00
Total amount paid on application (excluding premium) (in Rs.)		153715
Amount due and payable per share on allotment (excluding premium) (in Rs.)		0.00
Total amount paid on allotment (excluding premium) (in Rs.)		0.00
Premium amount per share due and payable (if any) (in Rs.)		278.50
Total premium amount due and payable (if any) (in Rs.)		8561925.5
Premium amount paid per share (if any) (in Rs.)		278.50
Total premium amount paid (if any) (in Rs.)		8561925.5
Amount of discount per share (if any) (in Rs.)		0.00
Total discount amount (if any) (in Rs.)		
Amount to be paid on calls per share (if any) (excluding premium) (in Rs.)		0.00
Total amount to be paid on calls (if any) (excluding premium) (in Rs.)		0.00

V Date of allotment 13/01/2010 (DD/MM/YYYY)

Kind of Shares	Preference	Equity
Brief particulars in respect of terms and conditions, voting rights etc. of shares		Please refer Annexure -I
Number of shares allotted		1200
Nominal amount per share (in Rs.)		5.00
Total nominal amount (in Rs.)		6,000.00
Amount paid per share on application (excluding premium) (in Rs.)		5.00
Total amount paid on application (excluding premium) (in Rs.)		6,000.00
Amount due and payable per share on allotment (excluding premium) (in Rs.)		0.00
Total amount paid on allotment (excluding premium) (in Rs.)		0.00
Premium amount per share due and payable (if any) (in Rs.)		491.00
Total premium amount due and payable (if any) (in Rs.)		589200
Premium amount paid per share (if any) (in Rs.)		491.00
Total premium amount paid (if any) (in Rs.)		589200
Amount of discount per share (if any) (in Rs.)		0.00
Total discount amount (if any) (in Rs.)		
Amount to be paid on calls per share (if any) (excluding premium) (in Rs.)		0.00
Total amount to be paid on calls (if any) (excluding premium) (in Rs.)		0.00

4.Shares allotted for consideration otherwise than in cash

Number of allotments [ ]

Date of allotment [ ] (DD/MM/YYYY)

Kind of Shares	☐ Preference	☐ Equity
Brief particulars in respect of terms and conditions, voting rights etc. of shares		
Number of shares allotted		
Nominal amount per share (in Rs.)		
Total nominal amount (in Rs.)		
Amount to be treated as paid-up on each share (in Rs.)		
Premium amount per share (if any) (in Rs.)		
Total premium amount (if any) (in Rs.)		
Amount of discount per share (if any) (in Rs.)		
Total discount amount (if any) (in Rs.)		
The consideration for which such shares have been allotted		
(a) Property and assets acquired Description		
Amount (in Rs.)		
(b) Goodwill Description		
Amount (in Rs.)		
(c) Services (give nature of services) Description		
Amount (in Rs.)		
(d) Other items (to be specified) Description		
Amount (in Rs.)		

Whether an agreement or contract is executed in writing for alloting shares for consideration otherwise than in cash ○ Yes ○ No

5. Bonus shares issued

(a) Date of allotment | | (DD/MM/YYYY)

(b) Number of bonus shares | |

(c) Nominal amount per share (in Rs.) | |

(d) Amount to be treated as paid up per share (in Rs.) | |

6. Capital structure of the company after taking into consideration the above allotment(s)

(a) *Authorised capital of the company (in Rs.) 3,000,000,000.00

Break up of Authorised capital

*Number of equity shares	598000000	Total amount of equity shares (in Rs.)	2,990,000,000.00
Nominal amount per equity share	5		
*Number of preference shares	100000	Total amount of preference shares (in Rs.)	10,000,000.00
Nominal amount per preference share	100		
Number of unclassified shares		Total amount of unclassified shares (in Rs.)	

(b) *Issued capital of the company (in Rs.) 2,102,356,860.00

Break up of Issued capital

*Number of equity shares	420471372	Total amount of equity shares (in Rs.)	2,102,356,860.00
Nominal amount per equity share	5		
*Number of preference shares	0	Total amount of preference shares (in Rs.)	
Nominal amount per preference share			

(c) *Subscribed capital of the company (in Rs.) 2,102,356,860.00

Break up of Subscribed capital

*Number of equity shares	420471372	Total amount of equity shares (in Rs.)	2,102,356,860.00
Nominal amount per equity share	5		
*Number of preference shares	0	Total amount of preference shares (in Rs.)	
Nominal amount per preference share			

(d) * Paid up capital of the company (in Rs.) 2,102,356,860.00

Break up of Paid up capital

*Number of equity shares	420471372	Total amount of equity shares (in Rs.)	2,102,356,860.00
Nominal amount per equity share	5		
*Number of preference shares	0	Total amount of preference shares (in Rs.)	
Nominal amount per preference share			

7. (a) Date of passing the special resolution authorising issue under section 81 | 29/06/2000 | (DD/MM/YYYY)

(b) Service request number (SRN) of Form 23 | Z99999999

8. *Whether complete list of allottees has been enclosed as attachment
In case No, then submit the details of all the allottees in a CD seperately

(•) Yes ( ) No

Attachments

1. Copy of the resolution authorising the issue of bonus shares [Attach]
2. *List of allottees (separate list for each allotment, refer instruction kit for format) [Attach]
3. Copy of the resolution for the issue of shares at a discount with a copy of the order of the Central Government [Attach]
4. Copy of the contract or agreement, if any, for allotement of share for consideration otherwise than in cash [Attach]
5. Copy of Board or shareholders' resolution [Attach]
6. Optional attachment(s) - if any [Attach]

List of attachments

- Resolution ESOPs Allotment dt. 13.01.10.pdf
- Annexre-I (54014).pdf
- AGM-RES-2000.pdf
- AGM Res.2003.pdf
- AGM-2005.pdf
- List of Allottees-54014.pdf

[Remove attachment]

Verification

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.

I have been authorised by the Board of directors' resolution number * 39 dated * 19/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing Director or director or manager or secretary of the company

Sushil Kumar Patawari

*Designation: Secretary

*Director identification number of the director or Managing Director; or Income-tax permanent account number(Income-tax PAN) of the manager; or Membership number, if applicable or income-tax PAN of the secretary (secretary of a company who is not a member of ICSI, may quote his/ her income-tax PAN): A3151

Certificate

It is hereby certified that I have verified the above particulars (including attachment(s)) from the records of

RANBAXY LABORATORIES LTD

and found them to be true and correct. I further certify that all required attachment(s) have been completely attached to this form.

( ) Chartered accountant (in whole-time practice) or ( ) Cost accountant (in whole-time practice) or

(•) Company secretary (in whole-time practice)

NITYANAND SINGH 713505

*Whether associate or fellow ( ) Associate (•) Fellow

*Membership number or certificate of practice number: 2388

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